July 23, 2021

DeCarlo McLaren

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Variable Trust; File Nos. 333-131820, 811-21853

Dear Mr. McLaren:

On May 19, 2021, Northern Lights Variable Trust (the “Trust” or “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of TOPS Global Target Range Portfolio (the “Portfolio”).

The Trust has revised the disclosure in the Porfolio’s prospectus and statement of additional information in response to comments given by you via telephone to Brian Doyle-Wenger on July 6, 2021. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Prospectus

Table of Contents

1.	Comment: Please revise the table of contents to include page numbers.

Response: The Registrant has made the requested revision.

Fee Table and Expense Example

2.	Comment: Please include a completed fee table and expense example with the Registrant’s response letter.

Response: The Registrant has attached a completed copy of the Portfolio’s fee table and expense example as exhibit A.

Principal Investment Strategies

3.	Comment: With regard to the disclosure “The Portfolio’s returns are expected to be similar to the returns of the Index but will not match the Index’s returns due to fund flows and the Portfolio’s fees and expenses.” – please add tracking error risk to the Portfolio’s principal investment risks section.

Response: The Registrant has added the following disclosure to the Portfolio’s principal investment risk section.

Tracking Error Risk. Tracking error is the divergence of the Portfolio’s performance from that of the Index. Tracking error may occur because of imperfect correlation between the Portfolio’s holdings of portfolio securities and those in the Index, pricing differences, the Portfolio’s holding of cash, differences on timing of the accrual of dividends, changes to the Index or the need to meet various regulatory requirements. This risk may be heightened during times of increased market volatility or other unusual market conditions. Tracking error also may result because the Portfolio incurs fees and expenses, while the Index does not.

4.	Comment: The Staff notes that the Portfolio’s name includes the term global - please describe how the Portfolio will invest its assets in investments that are tied economically to a number of countries throughout the world especially when the Portfolio follows the methodology of the TOPS global target range index which invests 50% and 20% in SPDR® S&P 500® ETF Trust and iShares Russell 2000 ETF, respectively. The Staff further notes that the Portfolio could include a policy that under normal market conditions it will invest significantly, i.e. at least 40% under normal market conditions and 30% in companies organized in or located in multiple countries outside of the U.S. or doing a substantial amount of business outside of the U.S.

Response: The Registrant has removed “Global” from the Portfolio’s name.

5.	Comment: With regard to disclosure “The Portfolio’s returns are expected … due to fund flows and the Portfolio’s fees and expenses.” – please revise the disclosure to explain in plain english what is meant by fund flows.

Response: The Registrant has revised the disclosure (added text is underlined and deleted text is struck):

The Portfolio’s returns are expected to be similar to the returns of the Index but will not match the Index’s returns due to ~~fund flows~~ the amount and timing of assets that flow in and out of the Fund and the Portfolio’s fees and expenses.

6.	Comment: Please revise the following disclosure in plain english - “A call spread includes the purchase and sale of a call option on the same Underlying ETF with the same expiration date, but the written short call option has a higher strike price.”

Response: The Registrant has revised the existing disclosure (added text is underlined):

A call spread includes the purchase and sale of a call option on the same Underlying ETF with the same expiration date, but the written (i.e. sold short) call option has a higher strike price i.e. the price at which the Underlying ETF is bought or sold.

7.	Comment: Based on information given in response to Item 9(b) of Form N-1A, please summarize how the Portfolio intends to achieve its investment objective by identifying the Portfolio’s principal investment strategies and any policies to concentrate in securities of issuers in a particular industry or group of industries. Please see Item 4(a) of Form N-1A.

Response: The Registrant has revised the Portfolio’s Item 4(a) disclosures (deleted text is struck):

In pursuing its investment objectives, the Portfolio seeks to follow the methodology of the Adviser’s proprietary TOPS® Global Target Range™ Index (the “Index”). However, the Portfolio is an actively managed strategy. The Portfolio’s returns are expected to be similar to the returns of the Index but will not match the Index’s returns due to fund flows and the Fund’s fees and expenses. The Index tracks the performance of a collateralized call spread strategy, which consists of buying long call options and selling short call options on a portfolio of four exchange traded funds (“ETFs”) that track the performance of large- and mid-capitalization companies in the United States, developed market countries and emerging markets countries, respectively, consisting of the SPDR® S&P 500® ETF Trust (“SPY”), iShares Russell 2000 ETF (“IWM”), iShares MSCI EAFE ETF (”EFA”) and iShares MSCI Emerging Markets ETF (“EEM”)(collectively, the “Underlying ETFs”) and investing its cash collateral. The target exposure of the Index, excluding cash collateral as described below, is: SPY (50%), IWM (20%), EFA (20%) and EEM (10%). The Fund’s exposures to SPY, IWM, EFA and EEM may differ from time to time due to market movements and cash flows in and out of the Fund.

~~A call spread includes the purchase and sale of a call option on the same Underlying ETF with the same expiration date but the written short call option has a higher strike price. The premium received from the sale of call options is generally expected to offset the cost to the Portfolio of purchased call options; however, the written call options also limit maximum returns from the Portfolio’s purchase of long call options. The buyer of a long call option (e.g., the Index or the Portfolio) pays a premium for the right to purchase shares of the Underlying ETF at a specified price (“strike price”) until a specified date (“expiration date”). However, if shares of the Underlying ETF do not appreciate above the strike price prior to the expiration date, the call option may end up worthless and the buyer’s loss is limited to the amount of premium it paid. The seller (writer) of a call option (e.g., the Index or the Portfolio) receives a premium from the buyer and, in turn, the short call option obligates the seller to deliver shares of the Underlying ETF to the buyer at the strike price until the expiration date. If shares of the Underlying ETF appreciate above the strike price at the time of the expiration date, the option may be exercised against the seller, and the seller may have to deliver shares of the Underlying ETF or close the position. However, if shares of the Underlying ETF do not appreciate above the strike price prior to the expiration date, the call option may end up worthless and the seller retains the premium it received.~~

Each January the Index selects call options with a target expiration date of approximately one year. The long call options have a strike price that is approximately 85% of the current spot price of the Underlying ETF at the time of purchase, and the short call options have a strike price that is approximately 115% of the current spot price of the Underlying ETF at the time of sale. Please note, the Adviser maintains the ability to restrike underlying call spread positions more frequently than the TOPS® Global Global Equity Target Range™ Index. Restriking underlying positions more frequently than the index may cause different payoff profiles for underlying positions than those of the index.

~~As options expire, new options are purchased by the Index (and expected the Fund as well) on the same date, a process known as “rolling”. However, in between annual roll dates the Index determines, on a monthly basis, whether to sell the call spread and purchase a new call spread at a different strike price, a process known as “restriking”. Restriking refers to the practice of selling an options position and purchasing a new position with a different strike price. Each month the options of each ETF may be restruck if the price of such ETF is greater than the strike price of the relevant short call option as of the last business day of each month, excluding the months of January and December (a “Restrike Event”). Following a Restrike Event for an ETF, new options are selected for such ETF as of the last business day of the month using the same process as used in January for the annual restrike. The Portfolio intends to invest in FLexible EXchange® Options (“FLEX Options”) on the Underlying ETFs. FLEX Options are customizable exchange-traded option contracts guaranteed for settlement by the Options Clearing Corporation. A detailed explanation regarding the terms of the FLEX Options and the mechanics of the Portfolio’s strategy can be found in “Additional Information on the Portfolio's Principal Investment Strategies and Related Risks.” The Portfolio’s investments in call spreads on the Underlying ETFs that invest in securities of countries outside of the United States provide investment exposure that is economically tied to such foreign securities.~~

The cash collateral component of the Portfolio not invested in long and short call options on Underlying ETFs may be invested in fixed-income securities, including corporate bonds and other corporate debt securities, asset-backed securities, securities issued by the U.S. government or its agencies and instrumentalities, securities issued by non-U.S. governments or their agencies and instrumentalities, money market securities and funds, fixed income ETFs, other interest-bearing instruments, and cash. The Portfolio may invest in fixed income strategies of any maturity and credit quality, including securities rated below investment grade (“junk bonds”).

The Portfolio is classified as “non-diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”).

8.	Comment: Please revise the following disclosure in plain english - “The premium received from the sale of call options is generally expected to offset a majority of the cost to the Portfolio of purchased call options; however, the written call options also limit maximum returns from the Portfolio’s purchase of long call options and historically there has been a net positive cost for the call spread strategy followed in the index.” Please consider dividing the entire second paragraph into smaller paragraphs that explain the nuance of the Portfolio’s strategy.

Response: The Registrant has revised the existing disclosure (added text is underlined and deleted text is struck):

When the call options are sold, the Fund will receive a premium. The premium received from the sale of call options is generally expected to offset a portion of the cost to the Portfolio of purchased call options.~~; however, the written call options also limit maximum returns from the Portfolio’s purchase of long call options and historically~~ As a general example (not indicative of actual cost, which will vary), if the premium received for selling a call option was 1.5% and the marginal cost of purchasing a long call option (cost above protection level in the option) was 2.0%, the net cost of the call spread strategy would be assumed to be near 0.50%. Historically, there has been a net positive cost for the call spread strategy followed in the index.

By writing call options as part of the strategy, maximum returns will be limited compared to what maximum returns could be if the fund held only long call options.

9.	Comment: Please revise the following disclosure in plain english – “However, if shares of the Underlying ETF do not appreciate above the strike price prior to the expiration date, the call option may end up worthless and the seller retains the premium it received.”

Response: The Registrant has added the following disclosure (added text is underlined):

However, if shares of the Underlying ETF do not appreciate above the strike price prior to the expiration date, the call option may end up worthless and the seller retains the premium it received. For example, if a 2% premium were received for writing a 15% out of the money call and the Underlying ETF does not appreciate beyond the original strike price, then the fund would have no further obligation regarding the option and it would expire worthless. The assumed return to the fund for writing in this particular option, in this example, would be the 2% premium received less any reflected brokerage expenses.

10.	Comment: With regard to the disclosure “Each January the Index selects call options with a target expiration date of approximately one year. The long call options have a strike price that is approximately 85% of the current market price of the Underlying ETF at the time of purchase, and the short call options have a strike price that is approximately 115% of the current market price of the Underlying ETF at the time of sale.” – please consider adding a chart immediately after this paragraph that helps explain the paragraph.

Response: The Registrant has added the following chart:

11.	Comment: Please revise the following disclosure for clarity – “As options expire, new options are purchased by the Index (and expected the Fund as well) on the same date, a process known as “rolling”.

Response: The Registrant has revised the disclosure (deleted text is struck):

As options expire, new options are purchased by the Index (and ~~expected~~ the Fund as well) on the same date, a process known as “rolling”.

12.	Comment: With regard to the disclosure “As options expire, new options are purchased by the Index (and expected the Fund as well) on the same date, a process known as “rolling”. - please include rolling risk in the principal risk section.

Response: The Registrant has added the following disclosure:

Rolling Risk. The Portfolio’s investment strategy is subject to risks related to rolling. The price of options contracts further from expiration may be higher, which can impact the Portfolio’s returns. Because of the frequency with which the Portfolio expects to roll option contracts may be greater than the impact would be if the Portfolio experienced less portfolio turnover.

13.	Comment: With regards to the Portfolio’s cash component, please disclose the percentage of the Portfolio’s assets that will be dedicated to the Portfolio’s cash component.

Response: The Registrant has added the following disclosure:

Under normal conditions, approximately 80-85% of the portfolio’s assets are expected to be invested in the cash collateral component upon the annual roll date in January. As the value of the options fluctuate, the percentage of overall fund value represented by the cash collateral component will fluctuate as well.

14.	Comment: Please explain how the Portfolio determined that it was non-diversified.

Response: The Registrant deemed the Portfolio to be non-diversified because the assets of the Portfolio not used for the call strategy represent about 85% of the Portfolio’s assets and may be invest in such a manner as to render the Portfolio non-diversified.

Principal Investment Risk

15.	Comment: The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely adversely affect the Portfolio’s NAV, yield, and total return. Please note, that after listing the most significant risks for the fund, the remaining risks may be alphabetized.

Response: The Registrant respectfully declines to reorder the principal investment risks of the Portfolio. The Registrant believes that the risks should remain alphabetical to avoid potentially misleading investors by giving the impression that the Registrant is able to correctly predict the rank of other risks. The Registrant further notes that there is no requirement in Form N-1A that restricts a fund from ordering its principal investment risks alphabetically.

16.	Comment: With regard to the Portfolio’s fixed income risk disclosure, please revise the existing disclosure to disclose the specific risks of investing in each type of fixed income security i.e. corporate bonds, asset backed securities, etc.

Response: The Registrant has added the following risk disclosures:

Fixed Income Securities Risk: When the Fund invests in fixed income securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities owned by the Fund. In general, the market price of fixed income securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default), extension risk (an issuer may exercise its right to repay principal on a fixed rate obligation held by the Fund later than expected), and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment by the Fund, possibly causing the Fund's share price and total return to be reduced and fluctuate more than other types of investments.

Asset Backed Securities Risk: When the Fund invests in asset-backed securities, the Fund is subject to the risk that, if the underlying borrowers fail to pay interest or repay principal, the assets backing these securities may not be sufficient to support payments on the securities.

Money Market Risk: The Fund’s investment in a money market fund is not a deposit of any bank and is not insured or guaranteed by the FDIC or any other government agency. Certain money market funds seek to preserve the value of their shares at $1.00 per share, although there can be no assurance that they will do so, and it is possible to lose money by investing in such a money market fund. A major or unexpected change in interest rates or a decline in the credit quality of an issuer or entity providing credit support, an inactive trading market for money market instruments, or adverse market, economic, industry, political, regulatory, geopolitical, and other conditions could cause the share price of such a money market fund to fall below $1.00. Other money market funds price and transact at a “floating” NAV that will fluctuate along with changes in the market-based value of fund assets. Shares sold utilizing a floating NAV may be worth more or less than their original purchase price. Recent changes in the regulation of money market funds may affect the operations and structures of money market funds.

17.	Comment: With regard to the Flex Option Risk disclosure, please expand upon why the OCC would be unable or unwilling to perform obligations under the flex option contracts.

Response: The Registrant has added the following disclosure to the Flex Option Risk disclosure (added text is underlined):

FLEX Options Risk: The Portfolio will utilize FLEX Options issued and guaranteed for settlement by the Options Clearing Corporation (“OCC”). The Portfolio bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. The OCC is expected to perform obligations under flex option contracts. The OCC would only be expected to be unable or unwilling to perform obligations under an unprecedented scenario of insolvency or long-term absence of operations. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Portfolio could suffer significant losses. Additionally, FLEX Options may be less liquid than certain other securities such as standardized options. In less liquid market for the FLEX Options, the Portfolio may have difficulty closing out certain FLEX Options positions at desired times and prices. The Portfolio may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless. In connection with the creation and redemption of Shares, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Portfolio at prices that reflect the market price of the Shares, the Portfolio’s net asset value and, in turn the share price of the Portfolio, could be negatively impacted.

18.	Comment: Please consider bolding the following disclosure – “Additionally, FLEX Options may be less liquid than certain other securities such as standardized options. In less liquid market for the FLEX Options, the Portfolio may have difficulty closing out certain FLEX Options positions at desired times and prices. The Portfolio may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless.”

Response: The Registrant has made the requested revision.

19.	Comment: Please add an extra line between the Index Provider Risk and Index Construction Risk disclosures.

Response: The Registrant has made the requested revision.

20.	Comment: With regard to the Management Risk disclosure, please reconcile the disclosure that states - “In following the Index’s methodology, the Portfolio may hold fewer securities than other diversified funds. Accordingly, the Portfolio’s performance may be more sensitive to market changes than other diversified funds.”

Response: The Registrant has revised the Management Risk disclosure (deleted text is struck):

Management Risk: The adviser’s decision to seek to generally follow the TOPS® Global Target Range™ Index’s methodology in managing the Portfolio may prove to be incorrect and may not produce the desired results. Because the Portfolio seeks to provide returns that generally correspond to the Index, the Fund may forego certain attractive investment opportunities available to an actively managed fund. ~~In following the Index’s methodology, the Fund may hold fewer securities than other diversified funds. Accordingly, the Fund’s performance may be more sensitive to market changes than other diversified funds.~~

Investment Adviser Portfolio Manager

21.	Comment: Please include the month and date that Mr. McClary began serving as portfolio manager.

Response: The Registrant has revised the existing disclosure (added text is underlined and deleted text is struck):

Michael McClary, Chief Investment Officer of the adviser, has served as portfolio manager since August 2021 ~~the Portfolio commenced operations~~.

Additional Information about Principal Investment Strategies and Related Risks

Principal Investment Strategies

22.	Comment: The Staff notes that the Portfolio intends to invest in European style options. If the Portfolio intends to invest in invest in European style options, please remove the brackets and explain why investing in European style options is more beneficial than investing in American style options.

Response: The Registrant will invest in European options and believes that European options are less risky than American style options because they cannot be exercised before the expiration date.

Underlying ETFs

23.	Comment: With regards to the following disclosure – “SPDR® S&P 500® ETF Trust (“SPY”) - SPY is an exchange-traded unit investment trust that uses a full replication strategy, meaning it invests entirely in the S&P 500® Index. The investment objective of SPY is to seek to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index.” – please revise the disclosure to include a description of or the number of index components.

Response: The Registrant declines to revise the existing disclosure.

Principal Investment Risks

24.	Comment: The Staff notes that the Portfolio has significant exposure to non-U.S. markets, please provide tailored risk disclosure with respect to the following risks:

•	market manipulation and limited reliable access to capital and foreign investment structures.
•	whether and how emerging markets risks arising from differences in regulatory accounting, auditing, and financial reporting and record keeping standards could impede an adviser’s ability to evaluate local companies or impact the Portfolio’s performance and whether the Index Provider will have less reliable or current information due to these differences when accessing if a company should be included in an Index or determining a company’s weighting within the Index.
•	any limitations on the rights and remedies available to the Portfolio individually or in combination with other shareholders against portfolio companies.
•	any limitations concerning the adviser’s ability to assess the Index Provider’s due diligence process regarding index data prior to its use in index computation, construction, and/or rebalancing.
•	whether the limitations stated above could impact the stated investment objective of the Portfolio.

Response: The Registrant declines to revise the existing disclosure.

25.	Comment: Please remove the extra period in the Index Provider Risk disclosure.

Response: The Registrant has made the requested revision.

Part C

26.	Comment: Please include the 1933 Act File Nos. when incorporating documents by reference.

Response: The Registrant has made the requested revision.

* * * * *

If you have any questions or additional comments, please call the undersigned at 614-469-3294.

Very truly yours,

/s/ Brian Doyle-Wenger

Brian Doyle-Wenger

cc: Andrew Davalla, JoAnn M. Strasser

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class 1 Shares	Class 2 Shares	Class S Shares
Management Fees	0.35%	0.35%	0.35%
Distribution and Service (12b-1) Fees	None	0.25%	0.45%
Other Expenses(1)	0.11%	0.11%	0.11%
Acquired Fund Fees and Expenses(2)	0.06%	0.06%	0.06%
Total Annual Portfolio Operating Expenses(3)	0.52%	0.66%	0.97%

(1)	Other expenses are contractually limited to 0.10% (does not include expenses related to certain regulatory filings).

(2)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Portfolio’s financial highlights because the financial statements include only the direct operating expenses incurred by the Portfolio.

(3)	Estimated for the Portfolio’s current fiscal year.

Example: This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. You would pay the same expenses if you did not redeem your shares. However, each insurance contract and separate account involves fees and expenses that are not included in the Example. If these fees and expenses were included in the Example, your overall expenses would be higher. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

	1 Year	3 Years
Class 1	$53	$167
Class 2	$67	$211
Class S	$99	$309